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October 8, 2013

VIA EDGAR AND ELECTRONIC MAIL

Peggy Kim, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:
Cracker Barrel Old Country Store, Inc.
Revised Preliminary Proxy Statement filed by Biglari Capital Corp. et al. (“Biglari”)
Filed on October 2, 2013
Soliciting Material filed on September 17, 2013
File No. 1-25225

Dear Ms. Kim:

We acknowledge receipt of the letter of comment dated October 4, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Biglari and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the attached copy of the definitive Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

Revised Preliminary Proxy Statement

General

1.	We note your response to comment three in our letter dated September 26, 2013; however, the website does not appear to be operational. Please advise.

The website will become operational prior to the filing of Biglari’s definitive proxy statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 8, 2013

Reasons for 2 Board Seats Out of 9, page 9

2.
We note your response to comment 16 in our letter dated September 26, 2013. We note the following disclosure: “We are confident that…a similar accommodation by Cracker Barrel’s lender of the magnitude we have proposed could be created….” Please revise to balance the disclosure by clarifying that Cracker Barrel may or may not be able to obtain the lender’s waiver.

Biglari has revised the Proxy Statement in response to this comment.  See page 8.

Stock Ownership of Certain Beneficial Owners and Management, page III-1

3.
We note your response to comment 10. Please revise to indicate by footnote the amount of shares that are pledged, if any, by Biglari Capital, Steak N Shake, and Mr. Sardar Biglari, who are each filing persons on the Schedule 13D/A filed on September 17, 2013. Please also revise the beneficial ownership table to identify the control persons for The Lion Fund and revise the table to disclose the shares owned by Steak N Shake and identify the control person.

Biglari has revised the Proxy Statement in response to this comment.  See pages 21 and III-1.

Soliciting Material filed on September 17, 2013

4.
We note your response to comment 12 in our letter dated September 26, 2013; however, we reissue the comment if you intend to use the statement in future soliciting materials. Please revise to acknowledge that there may have been other factors that contributed to the stock appreciation, or omit the use of the term “undeniable.”

Biglari does not intend to use the statement in future soliciting materials.

5.
We note your response to comment 17 in our letter September 26, 2013; however, we reissue the comment if you intend to use the statements in future soliciting materials. Please provide us supplementally with support for the statements, or delete the statements.

Biglari does not intend to use the statement in future soliciting materials.

6.
We note your response to comment 18 in our letter dated September 26, 2013; however, we reissue the comment if you intend to use the statement in future soliciting materials. Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading.

Biglari does not intend to use the statement in future soliciting materials.

*     *     *

October 8, 2013

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

Enclosure